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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______ )

Scottish Re Group, Ltd.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
594087-10-8
(CUSIP Number)
Eric R. Markus, Esq.
Wilmer Cutler Pickering Hale And Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006
(202) 663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 24, 2001 */
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*/	See discussion in Note 3 below

CUSIP No.	594087-10-8	Page	2	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Sam Wyly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		105,334 shares as of December 24, 2001

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares as of December 24, 2001 (1,100,000 as of December 24, 2001 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		105,334 as of December 24, 2001

WITH	10	SHARED DISPOSITIVE POWER:

0 shares as of December 24, 2001 (1,100,000 as of December 24, 2001 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

105,334 shares as of December 24, 2001 (1,205,334 as of December 24, 2001 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.67% as of December 24, 2001 (7.72% as of December 24, 2001 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Sam Wyly (see discussion below))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	594087-10-8	Page	3	of	14

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Charles J. Wyly, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK, OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		60,667 as of December 24, 2001

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 as of December 24, 2001 (550,000 as of December 24, 2001 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		60,667 as of December 24, 2001

WITH	10	SHARED DISPOSITIVE POWER:

0 as of December 24, 2001 (550,000 as of December 24, 2001 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

60,667 as of December 24, 2001 (610,667 as of December 24, 2001assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.39% as of December 24, 2001 (3.91% as of December 24, 2001 assuming that certain shares held by subsidiaries of the Foreign Trusts may be deemed to be beneficially owned by Charles J. Wyly, Jr. (see discussion below))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 594087-10-8	Page 4 of 14 Pages
Preamble
     This Schedule 13D is being filed by Sam Wyly and Charles J. Wyly, Jr. (collectively, the “Reporting Persons”) in connection with the common stock, par value $0.01 per share (the “Common Stock”), of Scottish Re Group, Ltd. (“Scottish” or the “Company”).1/ This Schedule 13D reflects the manner in which each Reporting Person would have been required to report his holdings in an initial Schedule 13D that would have been required to be filed on or about December 9, 1998 and amendments thereto if the Reporting Persons were deemed to have beneficially owned, for purposes of Section 13(d) of the Securities Exchange Act of 1934, certain shares of Common Stock, as well as options and warrants to purchase Common Stock, owned by certain Foreign Trusts2/ and/or their subsidiaries during the applicable years.3/
     On November 24, 1998, the Company filed its definitive final prospectus for an initial public offering of 16,750,000 shares of Common Stock (the “Definitive Prospectus”). That initial public offering was completed on November 30, 1998. On November 30, 1998, simultaneously with the completion of the Company’s initial public offering (and as described in the Definitive Prospectus), the Company sold to certain foreign entities described below a total of 709,220 shares of Common Stock and Class A warrants exercisable for an aggregate of 200,000 shares of Common Stock for an aggregate purchase price of $10.0 million. The purchase price was based upon a price of $14.10 (the initial public offering price less the underwriting discounts and commissions) for (i) one share of Common Stock and (ii) the right to purchase 0.282 of a share of Common Stock under the Class A warrants. Audubon Asset, Limited (“Audubon”), a limited company organized under the laws of the Isle of Man, purchased 472,813 shares of Common Stock and 133,333 Class A warrants in the November 30, 1998 transaction. At that time, Audubon was regarded as a subsidiary of the Bessie Trust. Soulieana, Limited (“Soulieana”), a limited company organized under the laws of the Isle of Man, purchased 236,407 shares of Common Stock and 66,667 Class A warrants in the transaction. At that time, Soulieana was regarded as a subsidiary of the Tyler Trust. The Class A warrants were exercisable in one-third increments on each of the first, second and third anniversaries of the Company’s initial public offering. The Reporting Persons, certain of the Foreign Trusts, Audubon and Soulieana were also the beneficial owners of Common Stock and/or Class A warrants as a result of transactions that preceded the initial public offering. The Definitive Prospectus describes those transactions and discloses the number of shares of Common Stock and Class A warrants that, after the offering, would be beneficially owned by trusts of which the Reporting Persons and members of their families were beneficiaries. A proxy statement filed by the Company on June 21, 1999 also discloses that certain shares of Common Stock were beneficially owned by trusts of which the Reporting Persons and certain of their family members were beneficiaries.4/

1/	The Company changed its name from Scottish Annuity and Life Holdings, Ltd. to the Scottish Re Group, Ltd. in August of 2003. See http://www.scottishannuity.com/profile/overview.asp.

2/	For purposes of this Schedule 13D, the term “Foreign Trusts” means the Bessie Trust, the Tyler Trust, the Bulldog Non-Grantor Trust (the “Bulldog Trust”) and the La Fourche Trust. The deed of settlement for the Bessie Trust, dated February 2, 1994, provided for the establishment of the Bessie Trust as an irrevocable trust under the laws of the Isle of Man for the benefit of, inter alia, Sam Wyly, his spouse and his issue. The deed of settlement for the Tyler Trust, dated February 2, 1994, provided for the establishment of the Tyler Trust as an irrevocable trust under the laws of the Isle of Man for the benefit of, inter alia, Charles J. Wyly, Jr., his spouse, and his issue. The trust agreement for the Bulldog Trust, dated March 11, 1992, provided for the establishment of the Bulldog Trust as an irrevocable trust under the laws of the Isle of Man for the benefit of certain foreign charities and, at a future date, Sam Wyly’s children and issue. The deed of settlement for the La Fourche Trust, dated July 18, 1995, provided for the establishment of the La Fourche Trust as an irrevocable trust under the laws of the Isle of Man for the benefit of, inter alia, Sam Wyly, his wife and issue; the deed of settlement was later amended to include certain charities as beneficiaries. Questions have arisen recently regarding the settlement of certain Foreign Trusts under Isle of Man law; if the settlement of any such trust was not legally effective, it is possible that ownership of the relevant subsidiary could be vested in a person different from the one indicated.

3/	For purposes of assigning a “Date of Event which Requires Filing of this Statement,” this Schedule 13D utilizes the most recent date on which a Schedule 13D amendment filing would have been required if the Reporting Persons had been deemed to be the beneficial owners of certain shares of Scottish Common Stock and options and Class A warrants to purchase Common Stock owned by certain Foreign Trusts and/or their subsidiaries. Between December 20 and 24, 2001, Soulieana sold an aggregate of 161,700 shares on the open market. These sales constituted a disposition of 1.04% of the Company’s outstanding shares as of the disposition date. In addition to the “Date Of Event which Requires Filing of this Statement” reported on the cover page, each of the dates listed in Item 5(a)(ii) below would be a “Date of Event which Requires Filing of this Statement” if Sam Wyly and Charles J. Wyly, Jr. had been deemed to be the beneficial owners of the Scottish Common Stock and options and Class A warrants to purchase Common Stock held by the subsidiaries of the Foreign Trusts in which each was a settlor or beneficiary.

4/	Both the Definitive Prospectus and the proxy statement (the latter filed June 21, 1999) state that 632,013 shares of Common Stock were beneficially owned by a trust of which Sam Wyly and certain of his family members were beneficiaries. This number appears to be in error. It appears that the number reported should have been 624,813 shares of Common Stock.

CUSIP No. 594087-10-8	Page 5 of 14 Pages
     Also on November 30, 1998, the Reporting Persons each received options to purchase 10,000 shares of Common Stock under the Scottish Annuity & Life Holdings, Ltd. Second Amended and Restated 1998 Stock Option Plan to non-employee directors of the Company. These stock options, which had a strike price of $15.00 per share, were to become exercisable in one-third increments on the first, second and third anniversaries of the Company’s initial public offering. Each of the Reporting Persons disclosed these option grants in a Form 4 filed on December 9, 1998. Because Sam Wyly resigned from the Board of Directors prior to the second anniversary of the initial public offering (effective on June 7, 2000), only 3,334 of his 10,000 options vested (on November 30, 1999). Because Charles J. Wyly, Jr. resigned from the Board of Directors prior to the third anniversary of the Company’s initial public offering (on November 28, 2000), only 6,667 of his 10,000 options vested (3,334 on November 30, 1999 and 3,333 on November 30, 2000).
     On September 27, 1999, the Reporting Persons each received options to purchase 2,000 shares of Common Stock under the Scottish Annuity & Life Holdings, Ltd. Second Amended and Restated 1998 Stock Option Plan to non-employee directors of the Company. Those options, which had a strike price of $12.13 per share, became exercisable in full immediately upon grant. Each of the Reporting Persons disclosed these option grants in a Form 4 filed on October 7, 1999.
     On November 30, 1999 – the first anniversary of the initial public offering – various options and Class A warrants held by the Reporting Persons, Audubon and Soulieana vested and became exercisable. Class A warrants held by Audubon and Soulieana that were acquired in connection with the initial public offering as described above vested with respect to 44,445 and 22,222 shares of Common Stock, respectively. Class A warrants held by Audubon and Soulieana that were acquired from the Company prior to the initial public offering vested with respect to 322,222 and 161,111 shares of Common Stock, respectively. Class A warrants held by Sam Wyly and Charles J. Wyly, Jr. that they acquired from Michael C. French (the Company’s then Chief Executive Officer) prior to the initial public offering vested with respect to 33,333 and 16,666 shares of Common Stock, respectively.
     On June 7, 2000, Charles J. Wyly, Jr. received options to purchase an additional 2,000 shares of Common Stock pursuant to the Company’s Second Amended and Restated 1998 Stock Option Plan.
     Between September 15 and September 20, 2000, Moberly, Limited (“Moberly”), a limited company organized under the laws of the Isle of Man, purchased an aggregate of 118,000 shares of Common Stock in open-market transactions. At that time, Moberly was regarded as a subsidiary of the Bulldog Trust.
     On November 30, 2000 – the second anniversary of the initial public offering – various options and Class A warrants held by the Reporting Persons, Audubon and Soulieana vested and became exercisable. Class A warrants held by Audubon and Soulieana that were acquired in connection with the initial public offering as described above vested with respect to 44,445 and 22,223 shares of Common Stock, respectively. Class A warrants held by Audubon and Soulieana that were acquired from the Company prior to the initial public offering vested with respect to 322,222 and 161,112 shares of Common Stock, respectively. Class A warrants held by Sam Wyly and Charles J. Wyly, Jr. that they acquired from Michael C. French (the Company’s then chief executive officer) prior to the initial public offering vested with respect to 33,333 and 16,667 shares of Common Stock, respectively.
     On February 20, 2001, the Aundyr Trust Company, Limited (“Aundyr”) filed a Schedule 13G disclosing its beneficial ownership of the 1,484,146 shares of Common Stock through various trust entities. According to Aundyr, it was the trustee of the Bessie Trust, which then both (i) held 152,000 shares of Common Stock and 311,111 Class A warrants, and (ii) was regarded as the owner of Audubon which in turn then held 472,813 shares of Common Stock and 422,222 Class A warrants.5/ On February 13, 2002, Aundyr filed Amendment No. 1 to its Schedule 13G disclosing its beneficial ownership of 1,108,000 shares of Common Stock through various trusts including 1,100,000 Class A warrants to purchase the Company’s Common Stock held through Audubon. On February 13, 2003, IFG International Trust Company Limited (“IFG,” formerly known as Aundyr) filed Amendment No. 2 to its Schedule 13G disclosing its beneficial ownership of 1,100,000 shares of Common Stock consisting of 1,100,000 Class A warrants to purchase Common Stock held by Audubon.
     On May 18, 2001, Audubon and Moberly sold in aggregate 270,000 shares of Common Stock to Devotion Limited (“Devotion”), a limited company organized under the laws of the Isle of Man, for $15.13 per share. At that time, Devotion was regarded as a

5/	The Schedule 13G filed by Aundyr thus stated that Class A warrants to purchase 733,333 shares of Common Stock were beneficially owned by Bessie directly or through Audubon. This number appears to be in error. Sam Wyly believes that the number reported should have been Class A warrants to purchase 733,334 shares of Common Stock.

CUSIP No. 594087-10-8	Page 6 of 14 Pages
subsidiary of the La Fourche Trust. Between May 30 and June 11, 2001, Devotion sold all 270,000 shares in market transactions for prices between $15.00 and $15.04 per share.
     On November 30, 2001 – the third anniversary of the initial public offering – various options and Class A warrants held by the Reporting Persons, Audubon and Soulieana vested and became exercisable. Class A warrants held by Audubon and Soulieana that were acquired in connection with the initial public offering as described above vested with respect to 44,444 and 22,222 shares of Common Stock, respectively. Class A warrants held by Audubon and Soulieana that were acquired from the Company prior to the initial public offering vested with respect to 322,222 and 161,110 shares of Common Stock, respectively. Class A warrants held by Sam Wyly and Charles J. Wyly, Jr. that they acquired from Michael C. French (the Company’s then chief executive officer) prior to the initial public offering vested with respect to 33,334 and 16,667 shares of Common Stock, respectively.
     Since November 30, 2001, neither the Reporting Persons nor any of the Foreign Trusts nor the subsidiaries of the Foreign Trusts have acquired any additional securities of the Company. Between that date and December 24, 2001, the Foreign Trusts and/or their subsidiaries from time to time transferred Common Stock, options and Class A warrants to subsidiaries of the same or other Foreign Trusts and have sold Common Stock on the market. Soulieana sold all of its 312,407 shares of Common Stock in open market transactions between March 3 and December 24, 2001. Between December 11 and December 19, 2001, Audubon sold all of its 472,813 shares in market transactions. Neither the Reporting Persons nor the Foreign Trusts nor the subsidiaries of the Foreign Trusts have engaged in any transactions involving Scottish Common Stock, options or warrants since December 24, 2001.
     From the time of the initial public offering, the Reporting Persons did not consider the holdings of Scottish Common Stock by the Foreign Trusts or their subsidiaries for purposes of calculating their beneficial ownership of Scottish Common Stock. Without the holdings of the Foreign Trusts (and their subsidiaries), the Reporting Persons never held more than 5% of the Company’s Common Stock. A question has been raised as to whether the Reporting Persons should have included the holdings of the Foreign Trusts and/or their subsidiaries in calculating the total percentage of their beneficial ownership in the Company. Because the Reporting Persons may be deemed to be the beneficial owners of the Common Stock, options and warrants held by certain of the Foreign Trusts and/or their subsidiaries for purposes of Section 13(d) of the Securities Exchange Act of 1934, they are filing this Schedule 13D.
     This filing reflects (i) the information that would have been required to be reported in a prior Schedule 13D and subsequent amendments thereto if each of the Reporting Persons were deemed to have been the beneficial owner of the Scottish Common Stock, options and warrants held by the Foreign Trusts for which he was a settlor or beneficiary (and/or held by such trusts’ direct or indirect subsidiaries); and (ii) the transactions in Scottish Common Stock by the Foreign Trusts and/or their subsidiaries occurring after November 30, 1998 that the Reporting Persons would have been required to report if, at the time, each of the Reporting Persons were deemed to have been the beneficial owner of the Scottish Common Stock, options and warrants held by the Foreign Trusts for which he was a settlor or beneficiary (or held by such trusts’ respective subsidiaries).
ITEM 1. Security and Issuer
     This statement relates to the ownership of Common Stock of Scottish Re Group, Limited, a holding company organized under the laws of the Cayman Islands. Scottish’s principal executive offices are located at Crown House, Third Floor, 4 Par-la-Ville Road, Hamilton, HM 08, Bermuda.
ITEM 2. Identity and Background
     This Statement is being filed by Sam Wyly and Charles J. Wyly, Jr.
     The business address for each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly’s present principal occupation is as an entrepreneur who is self-employed. Charles J. Wyly, Jr.’s present principal occupation is as an entrepreneur who is self-employed.
     Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States of America.

CUSIP No. 594087-10-8	Page 7 of 14 Pages
ITEM 3. Source and Amount of Funds or Other Consideration.
     The consideration used by the Foreign Trusts and/or their subsidiaries to make purchases of the Common Stock and Class A warrants from the Company in the initial public offering and on the market took the form of cash. The consideration used by the Foreign Trusts and/or their subsidiaries to purchase shares from other subsidiaries also took the form of cash and loans. The cash was generally derived from the working capital of the relevant Foreign Trusts or their subsidiaries (including from the sale of United States government and agency securities and hedge fund interests owned by such subsidiaries).
ITEM 4. Purpose of Transaction
     The Common Stock, options and Class A warrants acquired by the Reporting Persons were acquired for investment. Depending upon market conditions and other factors that they deem material to an investment decision, the Reporting Persons may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, neither of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer
     (a) This Item 5(a) includes a statement of the individual and aggregate number and percentage of Common Stock, and options and warrants to purchase Common Stock, that would have been required to be reported by each of the Reporting Persons if, as described in the Preamble above, such persons were deemed to have been beneficial owners of the Common Stock, options and warrants held by the Foreign Trusts of which each was a settlor or beneficiary (or such trusts’ respective subsidiaries) as of: (i) November 30, 1998, the date of the event requiring the filing of their initial Schedule 13D; (ii) each date since November 30, 1998 requiring the filing of an amendment to their initial Schedule 13D; and (iii) December 26, 2006.6/
          (i) If the Reporting Persons were deemed to have beneficial ownership of the shares of Common Stock held by the Foreign Trusts and/or their subsidiaries on November 30, 1998 (subject to the assumptions set forth above), (a) the Reporting Persons would have been required to file their initial Schedule 13D in connection with the public offering completed on November 30, 1998; and (b) the Reporting Persons’ respective and combined beneficial ownership under these assumptions as of that date would have been as set forth in this paragraph (i):
     Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 0 shares of Common Stock. In addition, Sam Wyly may be deemed to beneficially own 624,813 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 3.36% of the outstanding Common Stock.
     Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 0 shares of Common Stock. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own 312,407 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 1.68% of the outstanding Common Stock.
     In total, the Reporting Persons, as a group, may be deemed to have beneficially owned 937,220 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 5.05% of the then outstanding Common Stock.
     (ii) If the Reporting Persons were deemed to have beneficial ownership of the shares of Common Stock held by the Foreign Trusts and/or their subsidiaries on and after November 30, 1998 (subject to the assumptions set forth above), (a) the Reporting Persons would have been required to file Schedule 13D Amendments in connection with transactions occurring on the following dates: (1) October 1, 1999; (2) October 1, 2000; (3) June 11, 2001; (4) October 1, 2001; (5) December 18, 2001; (6) December 24, 2001; and (7) December 26, 2006; and (b) the Reporting Persons’ respective and

6/	The trading and ownership information used to generate this Schedule 13D does not distinguish between the trade date and settlement date for many of the trades, and therefore the transaction dates contained herein may represent either trade dates or settlement dates. While we state herein the Reporting Persons’ beneficial ownership of Common Stock as of December 26, 2006, it appears that any reporting obligations under Schedule 13D would have ended no later than October 17, 2004, when increases in the number of shares of outstanding Common Stock would have reduced the Reporting Persons’ beneficial ownership of Common Stock to less than five percent (5%) even assuming that Common Stock held by subsidiaries of the Foreign Trusts were deemed to be beneficially owned by the Reporting Persons.

CUSIP No. 594087-10-8	Page 8 of 14 Pages
  combined beneficial ownership under these assumptions as of each of those dates would have been as set forth in this paragraph (ii):
(1) As of October 1, 1999:
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 38,667 shares of Common Stock, or approximately 0.23% of the outstanding Common Stock. Sam Wyly beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options and (ii) 33,333 shares of Common Stock by virtue of his ownership of certain Class A warrants. Sam Wyly possessed sole voting and dispositive power with respect to all of those shares. In addition, Sam Wyly may be deemed to have beneficially owned 991,480 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 5.80% of the outstanding Common Stock, including: (1) 624,813 shares of Common Stock and (2) an additional 366,667 shares of Common Stock by virtue of certain Class A warrants.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 22,000 shares of Common Stock, or approximately 0.13% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options and (ii) 16,666 shares of Common Stock by virtue of his ownership of certain Class A warrants. Charles J. Wyly, Jr. possessed sole voting and dispositive power with respect to all of those shares. In addition, Charles J. Wyly, Jr. may be deemed to have beneficially owned 495,740 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 2.90% of the outstanding Common Stock, including: (1) 312,407 shares of Common Stock and (2) an additional 183,333 shares of Common Stock by virtue of certain Class A warrants.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, the Reporting Persons as a group beneficially owned an aggregate of 60,667 shares of Common Stock, or approximately 0.36% of the outstanding Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to all of those shares. In addition, the Reporting Persons may be deemed to have beneficially owned 1,487,220 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 8.70% of the outstanding Common Stock, including: (1) 937,220 shares of Common Stock; and (2) an additional 550,000 shares of Common Stock by virtue of certain Class A warrants.
(2) As of October 1, 2000:
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 72,000 shares of Common Stock, or approximately 0.46% of the outstanding Common Stock. Sam Wyly beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options and (ii) 66,666 shares of Common Stock by virtue of his ownership of certain Class A warrants. Sam Wyly possessed sole voting and dispositive power with respect to all of those shares. In addition, Sam Wyly may be deemed to have beneficially owned 1,476,147 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 9.42% of the outstanding shares of Common Stock, including: (1) 742,813 shares of Common Stock and (2) an additional 733,334 shares of Common Stock by virtue of certain Class A warrants.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 44,000 shares of Common Stock, or approximately 0.28% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 10,667 shares of Common Stock by virtue of his ownership of certain options and (ii) 33,333 shares of Common Stock by virtue of his ownership of certain Class A warrants. Charles J. Wyly, Jr. possessed sole voting and dispositive power with respect to all of those shares. In addition, Charles J. Wyly, Jr. may be deemed to have beneficially owned 679,075 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 4.33% of the outstanding Common Stock, including: (1) 312,407 shares of Common Stock and (2) an additional 366,668 shares of Common Stock by virtue of certain Class A warrants.

CUSIP No. 594087-10-8	Page 9 of 14 Pages
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, the Reporting Persons as a group beneficially owned an aggregate of 116,000 shares of Common Stock, or approximately 0.74% of the outstanding Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to all of those shares. In addition, the Reporting Persons may be deemed to have beneficially owned 2,155,222 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 13.75% of the outstanding shares of Common Stock, including: (1) 1,055,220 shares of Common Stock and (2) an additional 1,100,002 shares of Common Stock by virtue of certain Class A warrants.
(3) As of June 11, 2001:
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 72,000 shares of Common Stock, or approximately 0.46% of the outstanding Common Stock. Sam Wyly beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options and (ii) 66,666 shares of Common Stock by virtue of his ownership of certain Class A warrants. Sam Wyly possessed sole voting and dispositive power with respect to all of those shares. In addition, Sam Wyly may be deemed to have beneficially owned 1,206,147 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 7.72% of the outstanding Common Stock, including: (1) 472,813 shares of Common Stock and (2) an additional 733,334 shares of Common Stock by virtue of certain Class A warrants.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 44,000 shares of Common Stock, or approximately 0.28% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 10,667 shares of Common Stock by virtue of his ownership of certain options and (ii) 33,333 shares of Common Stock by virtue of his ownership of certain Class A warrants. Charles J. Wyly, Jr. possessed sole voting and dispositive power with respect to all of those shares. In addition, Charles J. Wyly, Jr. may be deemed to have beneficially owned 603,075 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 3.86% of the outstanding shares of Common Stock, including: (1) 236,407 shares of Common Stock and (2) an additional 366,668 shares of Common Stock by virtue of certain Class A warrants.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, the Reporting Persons as a group beneficially owned an aggregate of 116,000 shares of Common Stock, or approximately 0.74% of the outstanding Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to all of those shares. In addition, the Reporting Persons may be deemed to have beneficially owned 1,809,222 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 11.59% of the outstanding shares of Common Stock, including: (1) 709,220 shares of Common Stock and (2) an additional 1,100,002 shares of Common Stock by virtue of certain Class A warrants.
(4) As of October 1, 2001:
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 105,334 shares of Common Stock, or approximately 0.67% of the outstanding Common Stock. Sam Wyly beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options and (ii) 100,000 shares of Common Stock by virtue of his ownership of certain Class A warrants. Sam Wyly possessed sole voting and dispositive power with respect to all of those shares. In addition, Sam Wyly may be deemed to have beneficially owned 1,572,813 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 10.07% of the outstanding Common Stock, including: (1) 472,813 shares of Common Stock and (2) an additional 1,100,000 shares of Common Stock by virtue of certain Class A warrants.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 60,667 shares of Common Stock, or approximately 0.39% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 10,667 shares of Common Stock by virtue of his ownership of certain options and (ii) 50,000 by virtue of his ownership of certain Class A warrants. Charles J. Wyly, Jr. possessed sole voting and dispositive power with respect to all of those shares. In addition, Charles J. Wyly, Jr. may be deemed to have beneficially owned 786,407 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 5.04% of the outstanding Common Stock, including: (1) 236,407 shares of Common Stock and (2) an additional 550,000 shares of Common Stock by virtue of certain Class A warrants.

CUSIP No. 594087-10-8	Page 10 of 14 Pages
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, the Reporting Persons as a group beneficially owned an aggregate of 166,001 shares of Common Stock, or approximately 1.06% of the outstanding Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to all of those shares. In addition, the Reporting Persons may be deemed to have beneficially owned 2,359,220 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 15.11% of the outstanding Common Stock, including: (1) 709,220 shares of Common Stock and (2) an additional 1,650,000 shares of Common Stock by virtue of certain Class A warrants.
(5) As of December 18, 2001:7/
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 105,334 shares of Common Stock, or approximately 0.67% of the outstanding Common Stock. Sam Wyly beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options and (ii) 100,000 shares of Common Stock by virtue of his ownership of certain Class A warrants. Sam Wyly possessed sole voting and dispositive power with respect to all of those shares. In addition, Sam Wyly may be deemed to have beneficially owned an additional 1,100,000 shares of Common Stock by virtue of certain Class A warrants held by the Foreign Trusts and/or their subsidiaries, or approximately 7.05% of the outstanding Common Stock.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 60,667 shares of Common Stock, or approximately 0.39% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 10,667 shares of Common Stock by virtue of his ownership of certain options and (ii) 50,000 shares of Common Stock by virtue of his ownership of certain Class A warrants. Charles J. Wyly, Jr. possessed sole voting and dispositive power with respect to all of those shares. In addition, Charles J. Wyly, Jr. may be deemed to have beneficially owned 711,700 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 4.56% of the outstanding Common Stock, including: (1) 161,700 shares of Common Stock and (2) an additional 550,000 shares of Common Stock by virtue of certain Class A warrants.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, the Reporting Persons as a group beneficially owned an aggregate of 166,001 shares of Common Stock, or approximately 1.06% of the outstanding Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to all of those shares. In addition, the Reporting Persons may be deemed to have beneficially owned 1,811,700 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 11.60% of the outstanding Common Stock, including: (1) 161,700 shares of Common Stock and (2) an additional 1,650,000 shares of Common Stock by virtue of certain Class A warrants.
(6) As of December 24, 2001:
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 105,334 shares of Common Stock, or approximately 0.67% of the outstanding Common Stock. Sam Wyly beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options; and (ii) 100,000 shares of Common Stock by virtue of his ownership of certain Class A warrants. Sam Wyly possessed sole voting and dispositive power with respect to all of those shares. In addition, Sam Wyly may be deemed to have beneficially owned an additional 1,100,000 shares by virtue of certain Class A warrants held by the Foreign Trusts and/or their subsidiaries, or approximately 7.05% of the outstanding Common Stock.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 60,667 shares of Common Stock, or approximately 0.39% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 10,667 shares of Common Stock by virtue of his ownership of certain options and (ii) 50,000 shares of Common Stock by virtue of his ownership of certain Class A warrants. Charles J. Wyly, Jr. possessed sole voting and dispositive power with respect to all of those shares. In addition, Charles J. Wyly, Jr. may be deemed to have beneficially owned an additional 550,000 shares of

7/	If the Reporting Persons were deemed beneficial owners of the shares held by subsidiaries of the Foreign Trusts, they would have been required to have filed a 13D Amendment reporting transactions that took place on December 18, 2001. Although December 18, 2001 is therefore the date of the event which would have triggered the filing of an amendment, this Item (5)(a)(ii)(5) incorporates transactions which took place through December 19, 2001 as well.

CUSIP No. 594087-10-8	Page 11 of 14 Pages
Common Stock by virtue of certain Class A warrants held by the Foreign Trusts and/or their subsidiaries, or approximately 3.52% of the outstanding Common Stock.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, the Reporting Persons as a group beneficially owned an aggregate of 166,001 shares of Common Stock, or approximately 1.06% of the outstanding Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to all of those shares. In addition, the Reporting Persons may be deemed to have beneficially owned 1,650,000 shares of Common Stock held by the Foreign Trusts and/or their subsidiaries, or approximately 10.57% of the outstanding Common Stock, consisting of an additional 1,650,000 shares of Common Stock by virtue of certain Class A warrants.
(7) As of December 26, 2006:
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Sam Wyly beneficially owned 105,334 shares of Common Stock, or approximately 0.20% of the outstanding Common Stock. Sam Wyly beneficially owned (i) 5,334 shares of Common Stock by virtue of his ownership of certain options and (ii) 100,000 shares of Common Stock by virtue of his ownership of certain Class A warrants. Sam Wyly possessed sole voting and dispositive power with respect to all of those shares. In addition, Sam Wyly may be deemed to beneficially own an additional 1,100,000 shares of Common Stock by virtue of certain Class A warrants held by the Foreign Trusts and/or their subsidiaries, or approximately 2.05% of the outstanding Common Stock.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, Charles J. Wyly, Jr. beneficially owned 60,667 shares of Common Stock, or approximately 0.11% of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owned (i) 10,667 shares of Common Stock by virtue of his ownership of certain options and (ii) 50,000 of Common Stock by virtue of his ownership of certain Class A warrants. Charles J. Wyly, Jr. possessed sole voting and dispositive power with respect to all of these shares. In addition, Charles J. Wyly, Jr. may be deemed to beneficially own an additional 550,000 shares of Common Stock by virtue of certain Class A warrants held by the Foreign Trusts and/or their subsidiaries, or approximately 1.02% of the outstanding Common Stock.
          Without regard to the securities owned by the Foreign Trusts and/or their subsidiaries, the Reporting Persons as a group beneficially owned an aggregate of 166,001 shares of Common Stock, or approximately 0.31% of the outstanding Common Stock. The Reporting Persons as a group had sole voting power and sole dispositive power with respect to all of these shares. In addition, the Reporting Persons may be deemed to beneficially own an additional 1,650,000 shares of Common Stock by virtue of certain Class A warrants held by the Foreign Trusts and/or their subsidiaries, or approximately 3.07% of the outstanding Common Stock.
     (b) If the Reporting Persons were deemed to have been the beneficial owners of the Common Stock and options held by the Foreign Trusts of which either Reporting Person is a settlor or beneficiary (and/or such trusts’ respective subsidiaries), that beneficial ownership would be shared, for purposes of Section 13(d) of the Securities Exchange Act of 1934, with the trustees of the relevant Foreign Trusts as well as the relevant subsidiaries of those trusts. Exhibit 4, attached hereto, lists the names of the trustees of the Foreign Trusts, the dates they served as trustees, and the other Item 2 information related to those trustees (to the extent known by the Reporting Persons). To the knowledge of the Reporting Persons, each of the trustees of the Foreign Trusts listed on Exhibit 4 is (or, during the periods relevant to this Amendment, was) in the business of providing trust and related services to corporations, investors and various other persons.
     (c) Attached as Exhibit 2 is a chart listing each transaction in Scottish Common Stock, options and warrants described in the Preamble by which Common Stock, options or warrants were acquired by Sam Wyly or a Foreign Trust of which he is either a settlor or beneficiary (and such trusts’ subsidiaries), and each transaction of Sam Wyly and such Foreign Trusts and subsidiaries occurring within 60 days of the dates set forth in Item 5(a)(ii). Attached as Exhibit 3 is a chart listing each transaction in Scottish Common Stock, options and warrants described in the Preamble by which Common Stock, options and warrants were acquired by Charles J. Wyly, Jr. or a Foreign Trust of which he is either a settlor or beneficiary (and such trusts’ subsidiaries), and each transaction of Charles J. Wyly, Jr. and such Foreign Trusts and subsidiaries occurring within 60 days of the dates set forth in Item 5(a)(ii).

CUSIP No. 594087-10-8	Page 12 of 14 Pages
     (d) Except as and to the extent disclosed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Under the terms of the Foreign Trusts, the trustees generally have the sole power, among other things, to direct the acquisition or disposition of trust assets (including decisions to purchase or sell securities), the voting of securities held as trust assets, and the distribution of trust assets to beneficiaries. The subsidiaries of the Foreign Trusts generally have one or more directors, officers or managing agents; these persons generally are persons affiliated with the corporate trustees. The documents establishing the Foreign Trusts also generally provide for the appointment of one or more protectors (each, a “Committee”) to provide advice to the trustees. Under the terms of each Foreign Trust, the relevant Committee had the power to remove or replace the trustees; in addition, as to some but not all Foreign Trusts, the Committee had the power to consent to the appointment or exclusion of a beneficiary, to consent to a distribution and/or to inspect the trust’s books and records. The number and persons who have served on the Committees have changed over time. The persons who have served on the Committees have had various business relationships with the Reporting Persons. During 1998, 1999, 2000 and part of 2001, Michael C. French (the Chief Executive Officer of the Company from May 1998 until January 2005) served on the Committees for certain Foreign Trusts referenced herein. The Reporting Persons have communicated with the Committees from time to time concerning, among other things, potential transactions involving shares, and options and warrants to purchase shares, of Common Stock, and matters upon which holders of Scottish Common Stock may vote. As a general matter, the Committees have made recommendations to the trustees concerning transactions involving shares, and options and warrants to purchase shares, of Common Stock, and matters upon which holders of Scottish Common Stock may vote. The Foreign Trusts and/or the subsidiaries of the Foreign Trusts generally have taken action consistent with those recommendations.
ITEM 7. Material to be Filed as Exhibits

Exhibit 1:	Agreement pursuant to Rule 13d-1(k)(1)(iii).

Exhibit 2:	Chart listing each transaction in Scottish Common Stock, options and warrants described in the Preamble by which Common Stock or options were acquired by Sam Wyly or a Foreign Trust (or subsidiary thereof) and each transaction occurring between November 30, 1998 and December •, 2006 (i) of Sam Wyly and the Foreign Trusts and their subsidiaries whose Common Stock and options Sam Wyly may be deemed to beneficially own occurring within 60 days of the dates set forth in Item 5(a)(ii). Chart excludes transactions whereby one Foreign Trust or a subsidiary thereof transferred Common Stock or warrants to a subsidiary of the same Foreign Trust or to the subsidiary of another Foreign Trust.

Exhibit 3:	Chart listing each transaction in Scottish Common Stock, warrants and options described in the Preamble by which Common Stock or options were acquired by Charles J. Wyly, Jr. or a Foreign Trust (or subsidiary thereof) and each transaction occurring between November 30, 1998 and December •, 2006 (i) of Charles J. Wyly, Jr. and the Foreign Trusts and their subsidiaries whose Common Stock and options Charles J. Wyly, Jr. may be deemed to beneficially own occurring within 60 days of the dates set forth in Item 5(a)(ii). Chart excludes transactions whereby one Foreign Trust or a subsidiary thereof transferred Common Stock or warrants to a subsidiary of the same Foreign Trust or to the subsidiary of another Foreign Trust.

Exhibit 4:	Listing of Trustees of Foreign Trusts.

Page 13 of 14 Pages
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, each of us certifies that the information set forth in this amendment to this statement is true, complete and correct.

Dated: December 26, 2006	/s/ Sam Wyly

Sam Wyly

/s/ Charles J. Wyly, Jr.

Charles J. Wyly, Jr.